

Mail Stop 3561

May 25, 2016

Mr. William F. Gifford, Jr.
Chief Financial Officer
Altria Group, Inc.
6601 West Broad Street
Richmond, Virginia 2323

      **Re:**    **Altria Group, Inc.**
              **Form 10-K for the Year Ended December 31, 2015**
              **Response Dated May 6, 2016**
              **File No. 001-08940**

Dear Mr. Gifford:

We have reviewed your May 6, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2016 letter.

Notes to the Consolidated Financial Statements

Note 6. Investment in SABMiller, page 49

1. We note your response to our prior comment 1 that you expect to have the ability to exercise significant influence over the operating and financial policies of NewCo through the combination of your voting power and other factors including board and participation in policy-making processes. However, your expected ownership interest of less than 20 percent of the NewCo's voting stock leads to a presumption that you do not have the ability to exercise significant influence unless you can demonstrate predominant evidence to the contrary. As such, please provide a more fulsome analysis as to why your board representation of either one or two board members will give you not just the ability to influence such policies, but to significantly influence them. In your analysis, please describe in more detail the basis to support your expectation that the nine directors

appointed by AB InBev's Belgian and Brazilian stakeholders will vote as a combined controlling block. Also, explain to us how the expectation affects your analysis in reaching your conclusion.

You may contact Melissa Gilmore at (202) 551-3777 or me at (202) 551-3377 with any questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure